EXHIBIT 99.1

**Caterpillar Inc.**
2Q 2014 Earnings Release

July 24, 2014

**FOR IMMEDIATE RELEASE**

<u>Caterpillar Reports Higher Second-Quarter Profit; Increases Profit Per Share Outlook;</u>
<u>Announces Expected $2.5 Billion Stock Repurchase</u>

PEORIA, Ill. — Caterpillar Inc. (NYSE: CAT) today announced profit per share of $1.57 for the second quarter of 2014, an increase from $1.45 per share in the second quarter of 2013. The second quarter of 2014 included a negative impact of $0.12 per share for previously announced restructuring activities. Excluding *restructuring costs*, profit per share was $1.69. Second-quarter 2014 sales and revenues were $14.150 billion, slightly lower than second-quarter 2013 sales and revenues of $14.621 billion.

"We're pleased with our second-quarter results, particularly the improvement in profit. We increased the bottom line despite a weak quarter for our *Resource Industries* segment, which is principally mining. Three key things are contributing to the continuing strength of our financial results—the diversity of our businesses, substantial success in operational improvements through the execution of our strategy and the strength of our cash flow and balance sheet," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman.

"Our *Construction Industries* and *Energy & Transportation* segments continue to improve. Construction Industries had a good quarter with sales up 11 percent and operating profit up 83 percent from the second quarter of 2013. The improvement in Construction Industries, along with sales stability and record profit from Energy & Transportation, has helped us improve profit despite the downturn in the mining industry," added Oberhelman.

"We understand that we don't control the economy or the timing of a turnaround in mining. That's why we've been so focused on executing our strategy and improving our operational performance, which have helped us control costs with year-to-date *manufacturing costs* and SG&A and R&D expenses improving nearly $500 million. We've also improved our balance sheet and cash flow over the past few years, and that's contributed to our ability to return value to our stockholders—including today's announcement that we intend to repurchase $2.5 billion of Caterpillar stock in the third quarter," Oberhelman said.

(more)

## 2014 Outlook

The outlook for 2014 sales and revenues has been reasonably consistent with the preliminary outlook that was provided with the third quarter financial release in October of 2013.  With half of 2014 now complete, we have tightened the outlook range for the year.  The updated outlook for 2014 sales and revenues is a range of $54 to $56 billion.  The previous outlook for sales and revenues was $56 billion in a range of plus or minus 5 percent ($53.2 to $58.8 billion).  The range of expectations is tighter and the mid-point of the outlook is slightly lower.  Most of the change in the mid-point of the range is in Construction Industries and reflects weaker sales in China, the CIS and in the Africa/Middle East region.

Despite a slightly lower mid-point of the sales and revenues outlook the company is increasing its 2014 profit per share outlook.  To provide a better understanding of the company's expectations for 2014 profit, the profit outlook is being provided with and without anticipated restructuring costs.  The expectation for restructuring costs in 2014 is now about $400 million—the bottom end of the $400 to $500 million range that was previously expected.  With sales and revenues at $55 billion, the mid-point of the outlook range, the revised profit outlook for 2014 including restructuring costs of about $400 million is $5.75 per share, an improvement from the previous outlook of $5.55 per share.  Excluding restructuring costs, the profit outlook is $6.20 per share, an increase from the previous outlook of $6.10 per share.

"After a sizable drop in sales and revenues in 2013, our ongoing forecasting process has, since the third quarter of last year, pegged 2014 as a roughly flat year for sales.  That's still the case.  There have been plusses and minuses, but they've both been relatively muted in the context of our total sales and revenues.  While we'd certainly like to see improvement in economies around the world, and more specifically, the mining industry, the stability that we've seen this year has helped.  Even though sales and revenues are relatively flat compared to last year, we've improved the bottom line with better execution and continued focus on costs," Oberhelman said.

## Stock Repurchase

Caterpillar is announcing its intention to repurchase approximately $2.5 billion of Caterpillar common stock during the third quarter of 2014.  This repurchase is part of the $10 billion stock repurchase authorization previously approved by the Board of Directors in the first quarter of 2014.  The $2.5 billion repurchase expected in the third quarter is in addition to the approximately $1.7 billion that was repurchased by the company in the first quarter of 2014.

"With a strong balance sheet, positive cash flow, sufficient cash on hand and more modest needs for capital expenditures, it makes sense to continue to reward stockholders.  In 2013, we repurchased $2 billion of stock and raised the dividend by 15 percent.  In June of 2014, we increased the dividend an additional 17 percent, and by the end of the third quarter, we expect to have repurchased about $4.2 billion of stock in 2014.  Rewarding stockholders is an important goal and our actions demonstrate our commitment," Oberhelman said.

**Notes:**

- **Glossary of terms is included on pages 18-19; first occurrence of terms shown in bold italics.**

- **Information on non-GAAP financial measures is included on page 20.**

*About Caterpillar:*

*For nearly 90 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. Customers turn to Caterpillar to help them develop infrastructure, energy and natural resource assets. With 2013 sales and revenues of $55.656 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company principally operates through its three product segments - Construction Industries, Resource Industries and Energy & Transportation - and also provides financing and related services through its Financial Products segment. For more information, visit caterpillar.com. To connect with us on social media, visit caterpillar.com/social-media.*

**Caterpillar contact: Rachel Potts (309)-675-6892 (Office) or (309)-573-3444 (Mobile)**

**Forward-Looking Statements**

Certain statements in this press release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity price changes, component price increases, fluctuations in demand for our products or significant shortages of component products; (iv) disruptions or volatility in global financial markets limiting our sources of liquidity or the liquidity of our customers, dealers and suppliers; (v) political and economic risks, commercial instability and events beyond our control in the countries in which we operate; (vi) failure to maintain our credit ratings and potential resulting increases to our cost of borrowing and adverse effects on our cost of funds, liquidity, competitive position and access to capital markets; (vii) our Financial Products segment's risks associated with the financial services industry; (viii) changes in interest rates or market liquidity conditions; (ix) an increase in delinquencies, repossessions or net losses of Cat Financial's customers; (x) new regulations or changes in financial services regulations; (xi) a failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures or divestitures; (xii) international trade policies and their impact on demand for our products and our competitive position; (xiii) our ability to develop, produce and market quality products that meet our customers' needs; (xiv) the impact of the highly competitive environment in which we operate on our sales and pricing; (xv) failure to realize all of the anticipated benefits from initiatives to increase our productivity, efficiency and cash flow and to reduce costs; (xvi) additional restructuring costs or a failure to realize anticipated savings or benefits from past or future cost reduction actions; (xvii) inventory management decisions and sourcing practices of our dealers and our OEM customers; (xviii) compliance with environmental laws and regulation; (xix) alleged or actual violations of trade or anti-corruption laws and regulations; (xx) additional tax expense or exposure; (xxi) currency fluctuations; (xxii) our or Cat Financial's compliance with financial covenants; (xxiii) increased pension plan funding obligations; (xxiv) union disputes or other employee relations issues; (xxv) significant legal proceedings, claims, lawsuits or investigations; (xxvi) compliance requirements imposed if additional carbon emissions legislation and/or regulations are adopted; (xxvii) changes in accounting standards; (xxviii) failure or breach of IT security; (xxix) adverse effects of unexpected events including natural disasters; and (xxx) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 18, 2014, for the year ended December 31, 2013.

**Key Points**

<u>Second Quarter 2014</u>
**(Dollars in millions except per share data)**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| Machinery, Energy & Transportation Sales | $ 13,391 | $ 13,886 | $ (495) | (4)% |
| Financial Products Revenues | 759 | 735 | 24 | 3% |
| Total Sales and Revenues | $ 14,150 | $ 14,621 | $ (471) | (3)% |
| Profit | $ 999 | $ 960 | $ 39 | 4% |
| Profit per common share - diluted | $ 1.57 | $ 1.45 | $ 0.12 | 8% |
| Profit per common share - diluted (excluding restructuring) | $ 1.69 | $ 1.48 | $ 0.21 | 14% |

- Second-quarter sales and revenues were $14.150 billion, compared with $14.621 billion in the second quarter of 2013. Decreases in Resource Industries' sales were partially offset by increases in Construction Industries' sales. Energy & Transportation's sales and Financial Products' revenues were about flat.
- Restructuring costs were $114 million in the second quarter of 2014 with an after-tax impact of $0.12 per share.
- Profit per share was $1.57 in the second quarter of 2014 and excluding restructuring costs of $0.12 per share was $1.69 per share. Profit in the second quarter of 2013 was $1.45 per share.
- *Machinery, Energy & Transportation (ME&T)* operating cash flow was $2.064 billion in the second quarter of 2014, compared with $3.049 billion in the second quarter of 2013.
- ME&T *debt-to-capital ratio* was 32.5 percent compared with 30.2 percent at the end of the first quarter of 2014.
- Caterpillar announced its intention to repurchase approximately $2.5 billion of Caterpillar common stock during the third quarter of 2014. This repurchase is part of the $10 billion stock repurchase authorization previously approved by the Board of Directors in the first quarter of 2014.

<u>2014 Outlook</u>

- Our outlook for sales and revenues is now a range of $54 to $56 billion. The previous outlook expected sales and revenues of about $56 billion in a range of plus or minus 5 percent ($53.2 to $58.8 billion).
- While our expectations for 2014 sales and revenues have not changed significantly, the 2 percent decline in the mid-point of our outlook is primarily related to expected lower sales of construction equipment in developing countries.
- At the mid-point of the sales and revenues outlook range, our revised profit outlook for 2014, excluding restructuring costs, is $6.20 per share, an improvement of $0.10 per share from the previous outlook and including restructuring costs of $0.45 per share, our profit outlook for 2014 improved $0.20 per share to $5.75 per share.
- The company expects ME&T capital expenditures for 2014 will be about $2 billion.

4

**Consolidated Sales and Revenues**



**Consolidated Sales and Revenues Comparison**
Second Quarter 2014 vs. Second Quarter 2013

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the second quarter of 2013 (at left) and the second quarter of 2014 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

**Sales and Revenues**

Total sales and revenues were $14.150 billion in the second quarter of 2014, down $471 million or 3 percent from the second quarter of 2013. When reviewing the change in sales and revenues, we focus on the following perspectives:

- Reason for the change: *Sales volume* decreased $610 million primarily due to lower volume in Resource Industries, partially offset by higher volume in Construction Industries. The sales volume decrease was partially offset by favorable *price realization*.

  The volume decrease was primarily the result of lower end-user demand for mining equipment in Resource Industries, as customers are continuing to reduce their capital expenditures. This decrease was partially offset by the favorable impact of changes in dealer machine and engine inventories, as dealers reduced inventories about $500 million in the second quarter of 2014 compared to a decrease of more than $1 billion in the second quarter of 2013. Aftermarket parts sales were about flat with the second quarter of 2013.

- Sales by geographic region: Sales declines in Asia/Pacific and *Latin America* were partially offset by an increase in North America. Asia/Pacific sales declined 14 percent as a result of weak mining sales across the region, timing of large Energy & Transportation projects and a slowing construction equipment industry in China. Sales decreased in Latin America 16 percent, primarily due to lower end-user demand for mining equipment. In North America, sales increased 6 percent, primarily due to improving demand for construction equipment in the United States. Sales into *EAME* were about flat as lower end-user demand was about offset by the absence of unfavorable changes in dealer inventory during the second quarter of 2013. While EAME sales were about flat, the impact from strengthening economic conditions in Europe was about offset by sales declines in the CIS and Africa/Middle East. The declines were a result of political unrest in the CIS and lower mining sales in Africa/Middle East.

- Sales by segment: Sales decreases in Resource Industries were partially offset by increases in Construction Industries' sales. Resource Industries' sales decreased 29 percent, primarily due to lower end-user demand for mining equipment. Construction Industries' sales increased 11 percent, primarily due to the favorable impact of changes in dealer inventories and increases in dealer deliveries to end users. Energy & Transportation's sales and *Financial Products segment* revenues were about flat.

**Consolidated Operating Profit**



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the second quarter of 2013 (at left) and the second quarter of 2014 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes *consolidating adjustments* and *Machinery, Energy & Transportation other operating (income) expenses*.

Operating profit for the second quarter of 2014 was $1.475 billion, down $82 million or 5 percent from the second quarter of 2013. Restructuring costs in the second quarter of 2014 were $114 million compared with $28 million in the second quarter of 2013, an increase of $86 million. The second quarter of 2014 restructuring costs were primarily related to a reduction in workforce at our Gosselies, Belgium, facility. Excluding restructuring costs operating profit was about flat as lower sales volume and the absence of a $135 million gain related to a settlement with previous owners of *Caterpillar (Zhengzhou) Ltd.* were about offset by lower manufacturing costs and favorable price realization.

Manufacturing costs decreased $110 million. The improvement was primarily due to favorable changes in cost absorption as inventory decreased significantly in the second quarter of 2013 compared with a modest increase in the second quarter of 2014. Material costs were also favorable. These items were partially offset by higher period manufacturing costs and increased warranty expense. The increase in period manufacturing costs was primarily driven by higher incentive compensation expense. SG&A and R&D expenses were about flat despite an increase in incentive compensation expense.

## Other Profit/Loss Items

- **Other income/expense** was income of $65 million compared with expense of $84 million in the second quarter of 2013. The change was primarily due to the favorable net impact from *currency* translation and hedging gains and losses. The second quarter of 2014 included net gains related to currency translation and hedging compared to significant net losses in the second quarter of 2013.

- **The provision for income taxes** in the second quarter of 2014 reflects an estimated annual tax rate of 29.5 percent compared with 29 percent for the second quarter of 2013. The increase from the full-year 2013 rate of 28.5 percent is primarily due to the expiration of the U.S. research and development tax credit.

## Global Workforce

Caterpillar worldwide full-time employment was 115,292 at the end of the second quarter of 2014 compared with 122,402 at the end of the second quarter of 2013, a decrease of 7,110 full-time employees. The flexible workforce increased by 370 for a total decrease in the global workforce of 6,740. The decrease was primarily the result of restructuring programs.

| | June 30 | | |
| --- | --- | --- | --- |
| | **2014** | **2013** | **Increase / (Decrease)** |
| Full-time employment | 115,292 | 122,402 | (7,110) |
| Flexible workforce | 16,339 | 15,969 | 370 |
| Total | 131,631 | 138,371 | (6,740) |
| | | | |
| Summary of change | | | |
| U.S. workforce | | | (2,430) |
| Non-U.S. workforce | | | (4,310) |
| Total | | | (6,740) |

7

## SEGMENT RESULTS

### Sales and Revenues by Geographic Region

| (Millions of dollars) | Total | % Change | North America | % Change | Latin America | % Change | EAME | % Change | Asia/ Pacific | % Change |
|---|---|---|---|---|---|---|---|---|---|---|
| **Second Quarter 2014** | | | | | | | | | | |
| Construction Industries[1] | $ 5,407 | 11% | $ 2,402 | 20% | $ 711 | 1% | $ 1,192 | 14% | $ 1,102 | (2)% |
| Resource Industries[2] | 2,241 | (29)% | 866 | (9)% | 342 | (40)% | 523 | (35)% | 510 | (37)% |
| Energy & Transportation[3] | 5,175 | (2)% | 2,259 | 2% | 470 | (17)% | 1,406 | 4% | 1,040 | (8)% |
| All Other Segments[4] | 583 | (7)% | 369 | —% | 71 | 13% | 83 | (26)% | 60 | (25)% |
| Corporate Items and Eliminations | (15) | | (15) | | 1 | | (2) | | 1 | |
| **Machinery, Energy & Transportation** | $ 13,391 | (4)% | $ 5,881 | 6% | $ 1,595 | (16)% | $ 3,202 | (3)% | $ 2,713 | (14)% |
| | | | | | | | | | | |
| Financial Products Segment | $ 834 | 3% | $ 448 | 7% | $ 117 | 7% | $ 121 | 1% | $ 148 | (7)% |
| Corporate Items and Eliminations | (75) | | (41) | | (13) | | (8) | | (13) | |
| **Financial Products Revenues** | $ 759 | 3% | $ 407 | 8% | $ 104 | 5% | $ 113 | 1% | $ 135 | (8)% |
| | | | | | | | | | | |
| **Consolidated Sales and Revenues** | $ 14,150 | (3)% | $ 6,288 | 7% | $ 1,699 | (15)% | $ 3,315 | (3)% | $ 2,848 | (13)% |
| | | | | | | | | | | |
| **Second Quarter 2013** | | | | | | | | | | |
| Construction Industries[1] | $ 4,875 | | $ 2,008 | | $ 701 | | $ 1,045 | | $ 1,121 | |
| Resource Industries[2] | 3,135 | | 948 | | 573 | | 802 | | 812 | |
| Energy & Transportation[3] | 5,263 | | 2,215 | | 568 | | 1,352 | | 1,128 | |
| All Other Segments[4] | 624 | | 369 | | 63 | | 112 | | 80 | |
| Corporate Items and Eliminations | (11) | | (14) | | 1 | | 1 | | 1 | |
| **Machinery, Energy & Transportation** | $ 13,886 | | $ 5,526 | | $ 1,906 | | $ 3,312 | | $ 3,142 | |
| | | | | | | | | | | |
| Financial Products Segment | $ 806 | | $ 418 | | $ 109 | | $ 120 | | $ 159 | |
| Corporate Items and Eliminations | (71) | | (41) | | (10) | | (8) | | (12) | |
| **Financial Products Revenues** | $ 735 | | $ 377 | | $ 99 | | $ 112 | | $ 147 | |
| | | | | | | | | | | |
| **Consolidated Sales and Revenues** | $ 14,621 | | $ 5,903 | | $ 2,005 | | $ 3,424 | | $ 3,289 | |

[1] Does not include inter-segment sales of $56 million and $91 million in second quarter 2014 and 2013, respectively.
[2] Does not include inter-segment sales of $145 million and $126 million in second quarter 2014 and 2013, respectively.
[3] Does not include inter-segment sales of $586 million and $461 million in second quarter 2014 and 2013, respectively.
[4] Does not include inter-segment sales of $890 million and $830 million in second quarter 2014 and 2013, respectively.

### Sales and Revenues by Segment

| (Millions of dollars) | Second Quarter 2013 | Sales Volume | Price Realization | Currency | Other | Second Quarter 2014 | $ Change | % Change |
|---|---|---|---|---|---|---|---|---|
| Construction Industries | $ 4,875 | $ 511 | $ 58 | $ (37) | $ — | $ 5,407 | $ 532 | 11% |
| Resource Industries | 3,135 | (875) | (15) | (4) | — | 2,241 | (894) | (29)% |
| Energy & Transportation | 5,263 | (186) | 48 | 50 | — | 5,175 | (88) | (2)% |
| All Other Segments | 624 | (55) | 14 | — | — | 583 | (41) | (7)% |
| Corporate Items and Eliminations | (11) | (5) | 3 | (2) | — | (15) | (4) | |
| | | | | | | | | |
| **Machinery, Energy & Transportation** | $ 13,886 | $ (610) | $ 108 | $ 7 | $ — | $ 13,391 | $ (495) | (4)% |
| | | | | | | | | |
| Financial Products Segment | 806 | — | — | — | 28 | 834 | 28 | 3% |
| Corporate Items and Eliminations | (71) | — | — | — | (4) | (75) | (4) | |
| **Financial Products Revenues** | $ 735 | $ — | $ — | $ — | $ 24 | $ 759 | $ 24 | 3% |
| | | | | | | | | |
| **Consolidated Sales and Revenues** | $ 14,621 | $ (610) | $ 108 | $ 7 | $ 24 | $ 14,150 | $ (471) | (3)% |

**Operating Profit by Segment**

| (Millions of dollars) | Second Quarter 2014 | | Second Quarter 2013 | | $ Change | | % Change |
|---|---|---|---|---|---|---|---|
| Construction Industries | $ | 674 | $ | 368 | $ | 306 | 83% |
| Resource Industries | | 133 | | 524 | | (391) | (75)% |
| Energy & Transportation | | 1,009 | | 953 | | 56 | 6% |
| All Other Segments | | 223 | | 208 | | 15 | 7% |
| Corporate Items and Eliminations | | (722) | | (666) | | (56) | |
| **Machinery, Energy & Transportation** | $ | 1,317 | $ | 1,387 | $ | (70) | (5)% |
| Financial Products Segment | | 244 | | 233 | | 11 | 5% |
| Corporate Items and Eliminations | | (12) | | 8 | | (20) | |
| **Financial Products** | $ | 232 | $ | 241 | $ | (9) | (4)% |
| **Consolidating Adjustments** | | (74) | | (71) | | (3) | |
| | | | | | | | |
| **Consolidated Operating Profit** | $ | 1,475 | $ | 1,557 | $ | (82) | (5)% |

**CONSTRUCTION INDUSTRIES**

**(Millions of dollars)**
**Sales Comparison**

| | Second Quarter 2013 | Sales Volume | Price Realization | Currency | Second Quarter 2014 | $ Change | % Change |
|---|---|---|---|---|---|---|---|
| Sales Comparison[1] | $ 4,875 | $ 511 | $ 58 | $ (37) | $ 5,407 | $ 532 | 11% |

**Sales by Geographic Region**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| North America | $ 2,402 | $ 2,008 | $ 394 | 20% |
| Latin America | 711 | 701 | 10 | 1% |
| EAME | 1,192 | 1,045 | 147 | 14% |
| Asia/Pacific | 1,102 | 1,121 | (19) | (2)% |
| Total[1] | $ 5,407 | $ 4,875 | $ 532 | 11% |

**Operating Profit**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| Operating Profit | $ 674 | $ 368 | $ 306 | 83% |

---

[1] Does not include inter-segment sales of $56 million and $91 million in the second quarter 2014 and 2013, respectively.

Construction Industries' sales were $5.407 billion in the second quarter of 2014, an increase of $532 million, or 11 percent, from the second quarter of 2013. The sales increase was primarily due to higher sales volume in North America. Price realization was also favorable. Sales of new equipment increased, and sales of aftermarket parts were about flat.

- The sales volume increase was primarily related to favorable changes in dealer inventories as dealers lowered their inventories more significantly in the second quarter of 2013 than in the second quarter of 2014. Generally dealer inventories decline in the second quarter due to seasonal selling patterns. Additionally, dealer deliveries to end users increased primarily due to higher demand in North America, partially offset by lower demand in Asia/Pacific.

Sales increased in North America and EAME and were about flat in Latin America and Asia/Pacific.

- In North America, the sales increase was primarily due to higher dealer deliveries to end users resulting from an increase in construction-related spending in the United States. Although still below the 2006 peak, construction-related sales are improving in the United States.

- In EAME, higher sales were primarily due to favorable changes in dealer inventories as dealers increased inventory in the second quarter of 2014 and decreased inventory in the second quarter of 2013.

- In Asia/Pacific, sales were about flat as lower deliveries to end users due to weaker economic conditions across the region were about offset by favorable changes in dealer inventories.

Construction Industries' profit was $674 million in the second quarter of 2014, compared with $368 million in the second quarter of 2013. The increase in profit was primarily due to higher sales volume, the favorable impact of currency, improved price realization and lower manufacturing costs.

Manufacturing costs improved primarily due to lower material costs and favorable changes in cost absorption resulting from a significantly larger decrease in inventory during the second quarter of 2013 than in the second quarter of 2014. These favorable impacts were partially offset by increased depreciation and incentive compensation expense.

SG&A and R&D expenses were about flat despite the increase in sales volume and higher incentive compensation expense.

**RESOURCE INDUSTRIES**

**(Millions of dollars)**
**Sales Comparison**

| | Second Quarter 2013 | Sales Volume | Price Realization | Currency | Second Quarter 2014 | $ Change | % Change |
|---|---|---|---|---|---|---|---|
| Sales Comparison[1] | $ 3,135 | $ (875) | $ (15) | $ (4) | $ 2,241 | $ (894) | (29)% |

**Sales by Geographic Region**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| North America | $ 866 | $ 948 | $ (82) | (9)% |
| Latin America | 342 | 573 | (231) | (40)% |
| EAME | 523 | 802 | (279) | (35)% |
| Asia/Pacific | 510 | 812 | (302) | (37)% |
| Total[1] | $ 2,241 | $ 3,135 | $ (894) | (29)% |

**Operating Profit**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| Operating Profit | $ 133 | $ 524 | $ (391) | (75)% |

[1] Does not include inter-segment sales of $145 million and $126 million in the second quarter 2014 and 2013, respectively.

Resource Industries' sales were $2.241 billion in the second quarter of 2014, a decrease of $894 million, or 29 percent, from the second quarter of 2013. Sales declined in all geographic regions primarily due to lower end-user demand partially offset by favorable changes in dealer inventories. While dealers continued to reduce machine inventories worldwide during the second quarter of 2014, the reductions were much less significant than in the second quarter of 2013. Although prices of most mined commodities remained above investment thresholds, customers in all geographic regions have reduced spending across the mining industry. We believe that mining companies are increasing productivity at existing mines, rather than investing in expansions or new mine openings, which results in lower demand for our mining products. New orders for mining equipment continued to be weak in the quarter.

Aftermarket part sales declined in Asia/Pacific and EAME and were about flat in Latin America and North America. We believe some companies are continuing to delay maintenance and rebuild activities.

Resource Industries' profit was $133 million in the second quarter of 2014 compared with $524 million in the second quarter of 2013. The decrease was primarily the result of lower sales volume and the absence of a $135 million gain related to the settlement with previous owners of Caterpillar (Zhengzhou) Ltd**.**, partially offset by an improvement in manufacturing costs.

The improvement in manufacturing costs was primarily driven by favorable changes in cost absorption as inventory remained about flat during the second quarter of 2014, compared with a decrease in inventory during the second quarter of 2013. Material costs were also favorable. These improvements were partially offset by increased warranty expense.

SG&A and R&D expenses were about flat as cost cutting measures offset higher incentive compensation expense.

**ENERGY & TRANSPORTATION**

**(Millions of dollars)**
**Sales Comparison**

| | Second Quarter 2013 | Sales Volume | Price Realization | Currency | Second Quarter 2014 | $ Change | % Change |
|---|---|---|---|---|---|---|---|
| Sales Comparison[1] | $ 5,263 | $ (186) | $ 48 | $ 50 | $ 5,175 | $ (88) | (2)% |

**Sales by Geographic Region**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| North America | $ 2,259 | $ 2,215 | $ 44 | 2% |
| Latin America | 470 | 568 | (98) | (17)% |
| EAME | 1,406 | 1,352 | 54 | 4% |
| Asia/Pacific | 1,040 | 1,128 | (88) | (8)% |
| Total[1] | $ 5,175 | $ 5,263 | $ (88) | (2)% |

**Operating Profit**

| | Second Quarter 2014 | Second Quarter 2013 | $ Change | % Change |
|---|---|---|---|---|
| Operating Profit | $ 1,009 | $ 953 | $ 56 | 6% |

---

[1] Does not include inter-segment sales of $586 million and $461 million in the second quarter 2014 and 2013, respectively.

Energy & Transportation's sales were $5.175 billion in the second quarter of 2014, about flat with the second quarter of 2013. Sales decreased slightly into power generation applications and were about flat for transportation, industrial and oil and gas applications. While overall sales were about flat, sales of aftermarket parts increased.

- **Power Generation** — Sales decreased in North America and EAME and were about flat in Latin America and Asia/Pacific. The decline in North America and EAME was due to lower end-user demand resulting primarily from the timing of large projects.
- **Oil and Gas** — Sales were about flat, as increases in North America and EAME were about offset by decreases in Asia/Pacific and Latin America. In North America, higher sales were primarily the result of increased demand for gas compression and well servicing. The increase in sales in EAME, as well as the declines in Asia/Pacific and Latin America, were primarily due to the timing of large turbine projects.
- **Industrial and Transportation** — Sales for both applications were about flat across all geographic regions.

Energy & Transportation's profit was $1.009 billion in the second quarter of 2014, compared with $953 million in the second quarter of 2013. The increase was primarily due to favorable price realization.

Manufacturing costs were about flat as the favorable impact of cost absorption and lower material costs were about offset by increased period manufacturing costs, including higher incentive compensation expense. The favorable impact of cost absorption resulted from an increase in inventory in the second quarter of 2014 compared to a decrease in inventory in the second quarter of 2013.

SG&A and R&D expenses were about flat as reduced program spending offset higher incentive compensation expense.

**FINANCIAL PRODUCTS SEGMENT**

**(Millions of dollars)**
**Revenues by Geographic Region**

| | Second Quarter 2014 | | Second Quarter 2013 | | $ Change | | % Change |
|---|---|---|---|---|---|---|---|
| North America | $ | 448 | $ | 418 | $ | 30 | 7% |
| Latin America | | 117 | | 109 | | 8 | 7% |
| EAME | | 121 | | 120 | | 1 | 1% |
| Asia/Pacific | | 148 | | 159 | | (11) | (7)% |
| Total | $ | 834 | $ | 806 | $ | 28 | 3% |

**Operating Profit**

| | Second Quarter 2014 | | Second Quarter 2013 | | $ Change | | % Change |
|---|---|---|---|---|---|---|---|
| Operating Profit | $ | 244 | $ | 233 | $ | 11 | 5% |

Financial Products' revenues were $834 million, an increase of $28 million, or 3 percent, from the second quarter of 2013. The increase was primarily due to the favorable impact from higher average *earning assets* in North America, EAME and Latin America, partially offset by a decrease in Asia/Pacific.

Financial Products' profit was $244 million in the second quarter of 2014, compared with $233 million in the second quarter of 2013. The increase was primarily due to the absence of a $23 million currency loss in the second quarter of 2013 and a $17 million favorable impact from higher average earning assets. These increases were partially offset by the absence of $23 million in favorable reserve adjustments in the second quarter of 2013 at Insurance Services.

At the end of the second quarter of 2014, past dues at Cat Financial were 2.63 percent compared with 2.44 percent at the end of the first quarter of 2014, 2.37 percent at the end of 2013 and 2.64 percent at the end of the second quarter of 2013. The increase in past dues from the first quarter of 2014 and the end of 2013 reflects higher past dues in Cat Financial's Latin American, Asia/Pacific, and European portfolios. Write-offs, net of recoveries, were $19 million for the second quarter of 2014, compared with $27 million for the second quarter of 2013.

As of June 30, 2014, Cat Financial's allowance for credit losses totaled $387 million, or 1.27 percent of net finance receivables, compared with $373 million or 1.25 percent of net finance receivables as of March 31, 2014 and $378 million or 1.30 percent of net finance receivables at year-end 2013. The allowance for credit losses as of June 30, 2013, was $422 million or 1.46 percent of net finance receivables.

**Corporate Items and Eliminations**

Expense for corporate items and eliminations was $734 million in the second quarter of 2014, an increase of $76 million from the second quarter of 2013. Corporate items and eliminations include: corporate-level expenses; restructuring costs; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost and currency differences for ME&T, as segment profit is reported using annual fixed exchange rates and inter-segment eliminations.

The increase in expense from the second quarter of 2013 was primarily due to restructuring costs and the unfavorable impact of currency. Segment profit for 2014 is based on fixed exchange rates set at the beginning of 2014, while segment profit for 2013 is based on fixed exchange rates set at the beginning of 2013. The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit. These unfavorable items were partially offset by other methodology differences and decreased retirement benefit costs.

**2014 Outlook**

**Economic Outlook**

We anticipate global economic growth in 2014 of about 2.5 percent, a modest improvement from 2013 levels. Most developed countries continue to pursue pro-growth policies, which should continue to benefit those economies. However, many developing countries have raised interest rates and in many of those countries rates are near the peak reached in 2011. At that time, higher rates slowed those economies, and similar problems are occurring now. Our economic outlook assumes that developed economies will continue to improve while developing economies will remain challenged.

We expect global economic growth in 2014 to be sufficient to increase demand for mined commodities and energy, keeping commodity prices at levels that support production. Mining company profits improved in 2013, and increased production and cost cutting should support further improvement. While most commodity prices should remain high enough to make investments attractive, we expect mining companies will continue to be cautious about resuming equipment investments, and we expect mining capital expenditures in 2014 to be below 2013.

Developed Countries

- Economic policies in most developed countries should continue to support growth in 2014. Average short-term interest rates are at a record low and major central banks are expected to keep rates low for an extended period. We expect inflation will remain subdued, allowing central banks to focus less on austerity measures and more on promoting growth and employment. We expect economic growth in developed countries to exceed 1.5 percent in 2014. While this is lower than our previous outlook, due in part to weak first-quarter U.S. GDP growth, the underlying economic trends are improving and most sectors important to our business are performing well.

Developing Countries

- High interest rates, as well as political and labor issues, are affecting growth in many developing countries. Inflation eased throughout the recovery but central banks started increasing interest rates in mid-2013, we believe either to defend their currencies or address inflation concerns. We believe interest rates are near a peak and will remain at current levels in 2014, which could further limit growth. We expect economic growth in developing countries will fall below 4.5 percent this year.

Risks

- Most economies are growing slower than before the financial crisis and the first two years of recovery. We believe this reflects decisions to remove policy stimulus before these economies had fully recovered. Developing countries recently tightened policies prematurely and signs of improving growth in developed countries may prompt similar premature policy tightening. These policy shifts may contribute to a more sluggish recovery and undermine business confidence.

- China's actions to slow credit growth contributed to a sharp decline in building construction and some slowing of the overall economy in 2014. Policies have eased recently but we expect building construction will remain weak the rest of the year.

- Political conflicts and social unrest disrupted economic activity in several developing regions, in particular CIS, Africa and the Middle East. Further disruption is a risk to our economic outlook and could lower growth more than we are currently projecting.

## Sales and Revenues Outlook

Our outlook for 2014 sales and revenues has remained relatively consistent with our preliminary outlook for 2014 that we provided with our third-quarter 2013 financial release in October of 2013.  However, with half of 2014 complete, we are tightening the range around the outlook for 2014 sales and revenues.

Our outlook for sales and revenues is now a range of $54 to $56 billion.  The previous outlook expected sales and revenues of about $56 billion in a range of plus or minus 5 percent ($53.2 billion to $58.8 billion).

While our expectations for 2014 sales and revenues have not changed significantly, the 2 percent decline in the mid-point of our outlook is primarily related to our expectation of lower sales of construction equipment in developing countries such as China, the CIS and the Africa/Middle East region.  The construction industry in China has softened since the end of the first quarter and the political problems in the CIS and Africa/Middle East are concerning.

## Profit Outlook

In 2013, we took substantial actions to reduce costs and are taking additional actions in 2014.  The restructuring actions expected for 2014 are widespread across the company.  To provide a better understanding of our profit expectations for 2014, we are providing our outlook with and without restructuring costs.

Despite a slightly lower mid-point of the sales and revenues outlook the company is increasing its 2014 profit per share outlook.  The expectation for restructuring costs in 2014 is now about $400 million—the bottom end of the $400 to $500 million range that was previously expected.  With sales and revenues at $55 billion, the mid-point of the outlook range, the revised profit outlook for 2014, including restructuring costs of about $400 million is $5.75 per share, an improvement from the previous outlook of $5.55 per share. Excluding restructuring costs, the profit outlook is $6.20 per share, an increase from the previous outlook of $6.10 per share.

## QUESTIONS AND ANSWERS

**Q1:** **Can you discuss changes in dealer inventories in the second quarter?**

A: Dealer machine and engine inventories decreased in the second quarter of 2014 by about $500 million. This compares with a decrease of more than $1 billion in the second quarter of 2013. We expect that dealers will continue to decrease inventory in the third and fourth quarters of 2014. We believe that dealer inventory levels for construction equipment are reasonably aligned to expected end-user demand. For the full year, we expect the reduction to be more than we had previously expected, primarily related to Resource Industries' products as dealers are satisfying more customer demand from inventory. Customer demand for mining equipment has not improved, and as a result, dealers need less inventory and are making reductions to align inventory with demand.

**Q2:** **Can you comment on expense related to your short-term incentive compensation plans?**

A: Short-term incentive compensation expense is directly related to financial and operational performance measured against targets set annually. The second-quarter 2014 expense was about $360 million, and we expect the full year will be about $1.2 billion. Short-term incentive compensation in the second quarter of 2013 was about $125 million, and full-year 2013 was about $545 million.

**Q3:** **Can you comment on the change in your order backlog during the second quarter of 2014?**

A: At the end of the second quarter, the backlog was $19.3 billion and about flat with the end of the first quarter of 2014. Decreases in Resource Industries and Construction Industries were offset by increases in Energy & Transportation. The decline in Resource Industries reflects continuing weakness in mining and the decline in Construction Industries is impacted by seasonality and weakness in developing markets.

**Q4:** **Can you comment on your balance sheet and ME&T operating cash flow in the second quarter of 2014?**

A: ME&T operating cash flow for the second quarter of 2014 was $2.064 billion compared with $3.049 billion in the second quarter of 2013. The decrease was primarily due to the absence of a significant decline in inventory that occurred during the second quarter of 2013.

Our top cash deployment priority is to maintain a strong financial position to support our credit rating. ME&T debt-to-capital ratio was 32.5 percent, up from 30.2 percent at the end of the first quarter. The increase was mostly due to a net increase in debt of $1.25 billion in the second quarter. Our cash and liquidity positions remain strong with an enterprise cash balance of $7.927 billion at June 30, 2014.

Our priorities for the uses of cash are providing capital to support growth, appropriately funding employee benefit plans, paying dividends and repurchasing common stock. During the second quarter, capital expenditures totaled $0.3 billion, funding for defined benefit pension plans was $0.1 billion, and the quarterly dividend payment was $0.4 billion. We further demonstrated our commitment to deliver superior returns to stockholders through the business cycles with the announcement to increase the quarterly cash dividend by 17 percent to $0.70 per share of common stock. Through dividends and the repurchase of common stock, we have returned a total of about $2.5 billion to stockholders in the first half of 2014.

**Q5:** **In the June Retail Statistics published yesterday, July 23, 2014, the total retail sales for Energy & Transportation units dropped to "down 10 percent" from the same three-month period ending June 2013. Are these numbers representative of your 2014 outlook?**

A: The large project nature of many of the Energy & Transportation end markets, including Oil & Gas, Power Generation and Transportation, can cause short-term volatility in the three-month Retail Statistics that may not be indicative of our full-year sales and revenues outlook. We base our full-year outlook on a number of factors, including recent order rates, quotation activity, our current backlog, trends in retail statistics and

16

discussions with our dealers and customers.

**Q6:** **Based on what you are currently seeing, can you provide an update on prospects for improvement in mining?**

A: We have not yet seen signs that an upturn in mining is going to occur this year. Parts sales, while lower than the second quarter of 2013, have improved modestly from the first quarter of 2014. The mining industry remains weak and quoting activity and order rates remain at low levels. While we have not seen evidence of an upturn in the industry, because of the low level of sales of new equipment, we believe the likelihood of significant decline from current levels is limited.

**Q7:** **Over the last three quarters, Construction Industries margins have shown strong improvement. Should we expect this favorable result to continue through the rest of 2014?**

A: Construction Industries' performance has improved over the past few quarters. However, we expect sales in the second half to be lower than in the first half of the year in developing markets. As a result of lower sales and production in the second half we are expecting margins to be lower than in the first half of 2014.

**Q8:** **Can you provide an update on China, your expectations about the construction equipment industry and how Caterpillar is performing?**

A: In the first half of 2014, the overall China construction machinery market was approximately five percent lower than the same period in 2013 in part due to the decline of China's property market. Despite the lower industry, our dealer deliveries to end users improved. We believe our success in China is a result of the continuing build out of our Caterpillar business model. Over the past few months the construction equipment industry in China has seen more significant declines. We expect it to continue to be weaker in the second half, and for the full year to be down about 10 percent. The construction industry in China is one of the largest and most important in the world. We are pleased with the progress we are making in China and expect to build on the solid foundation we have in place.

**Q9:** **Why did you lower your expectations for 2014 restructuring costs from $400 to $500 million to about $400 million?**

A: We lowered our estimate because we expect some of the costs related to 2014 restructuring activities will now be incurred in 2015. This reduction is primarily for programs in Europe and is due to the timing of when the expenses will be recognized.

17

## GLOSSARY OF TERMS

1. **All Other Segments** — Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Cat products, paving products, forestry products, industrial and waste products and tunnel boring equipment; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; parts distribution; distribution services responsible for dealer development and administration including three wholly-owned dealers in Japan, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts.

2. **Caterpillar (Zhengzhou) Ltd.** — A wholly-owned subsidiary (formerly known as Siwei) which primarily designs, manufactures, sells and supports underground coal mining equipment in China and is included in our Resource Industries segment.

3. **Consolidating Adjustments** — Eliminations of transactions between Machinery, Energy & Transportation and Financial Products.

4. **Construction Industries** — A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, telehandlers, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers. In addition, Construction Industries has responsibility for an integrated manufacturing cost center.

5. **Currency** — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery, Energy & Transportation lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates (hedging) and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results (translation).

6. **Debt-to-Capital Ratio** — A key measure of Machinery, Energy & Transportation's financial strength used by both management and our credit rating agencies. The metric is defined as Machinery, Energy & Transportation's short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery, Energy & Transportation's debt and stockholders' equity. Debt also includes Machinery, Energy & Transportation's borrowings from Financial Products.

7. **EAME** — A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

8. **Earning Assets** — Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

9. **Energy & Transportation** (formerly Power Systems) — A segment primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives and related parts across industries serving power generation, industrial, oil and gas and transportation applications, including marine and rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services, reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and oil and gas industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management, development, manufacturing, remanufacturing, leasing, and service of diesel-electric locomotives

and components and other rail-related products and services.

10. **Financial Products Segment** — Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

11. **Latin America** — Geographic region including Central and South American countries and Mexico.

12. **Machinery, Energy & Transportation (ME&T)** — Represents the aggregate total of Construction Industries, Resource Industries, Energy & Transportation and All Other Segments and related corporate items and eliminations.

13. **Machinery, Energy & Transportation Other Operating (Income) Expenses** — Comprised primarily of gains/losses on disposal of long-lived assets, gains/losses on divestitures, long-lived asset impairment charges and legal settlements. Restructuring costs, which are classified as other operating expenses on the Results of Operations, are presented separately on the Operating Profit Comparison.

14. **Manufacturing Costs** — Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

15. **Price Realization** — The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

16. **Resource Industries** — A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, hard rock vehicles, longwall miners, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business.

17. **Restructuring Costs** — Primarily costs for employee severance and long-lived asset impairments.

18. **Sales Volume** — With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery, Energy & Transportation sales with respect to total sales.

## NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or substituted for the related GAAP measure.

## Profit Per Share Excluding Restructuring Costs

We anticipate incurring significant restructuring costs in 2014. We believe it is important to separately quantify the profit-per-share impact of restructuring costs in order for our second-quarter 2014 results and the 2014 outlook to be meaningful to our readers. We have also provided second quarter of 2013 profit per share excluding restructuring costs comparable to the 2014 presentation. Reconciliation of profit per share excluding restructuring costs to the most directly comparable GAAP measure, profit per share is as follows:

|  | 2013 Second Quarter | 2014 Second Quarter | 2014 Outlook Midpoint Previous [1] | 2014 Outlook Midpoint Current [2] |
|---|---|---|---|---|
| Profit per share | $ 1.45 | $ 1.57 | $ 5.55 | $ 5.75 |
| Per share restructuring costs | $ 0.03 | $ 0.12 | $ 0.55 | $ 0.45 |
| Profit per share excluding restructuring costs | $ 1.48 | $ 1.69 | $ 6.10 | $ 6.20 |

[1] 2014 Outlook Sales and Revenues of $56 billion.
[2] 2014 Outlook Sales and Revenues of $55 billion.

## Machinery, Energy & Transportation

Caterpillar defines Machinery, Energy & Transportation as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery, Energy & Transportation information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 24-29 reconcile Machinery, Energy & Transportation with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:
Telephone:
       (800) 228-7717 (Inside the United States and Canada)
       (858) 764-9492 (Outside the United States and Canada)
Internet:
       http://www.caterpillar.com/en/investors.htm
       http://www.caterpillar.com/en/investors/quarterly-results.html (live broadcast/replays of quarterly conference call)
Caterpillar contact:
       Rachel Potts
       309-675-6892 (Office) or 309-573-3444 (Mobile)
       mail to: Potts_Rachel_A@cat.com

**Caterpillar Inc.**
**Condensed Consolidated Statement of Results of Operations**
**(Unaudited)**
**(Dollars in millions except per share data)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 |
| **Sales and revenues:** | | | | |
| Sales of Machinery, Energy & Transportation | $ 13,391 | $ 13,886 | $ 25,884 | $ 26,370 |
| Revenues of Financial Products | 759 | 735 | 1,507 | 1,461 |
| Total sales and revenues | 14,150 | 14,621 | 27,391 | 27,831 |
| | | | | |
| **Operating costs:** | | | | |
| Cost of goods sold | 10,197 | 10,773 | 19,634 | 20,412 |
| Selling, general and administrative expenses | 1,437 | 1,421 | 2,729 | 2,811 |
| Research and development expenses | 516 | 548 | 1,024 | 1,110 |
| Interest expense of Financial Products | 153 | 185 | 313 | 374 |
| Other operating (income) expenses | 372 | 137 | 818 | 349 |
| Total operating costs | 12,675 | 13,064 | 24,518 | 25,056 |
| | | | | |
| **Operating profit** | 1,475 | 1,557 | 2,873 | 2,775 |
| | | | | |
| Interest expense excluding Financial Products | 120 | 120 | 230 | 240 |
| Other income (expense) | 65 | (84) | 119 | (55) |
| | | | | |
| **Consolidated profit before taxes** | 1,420 | 1,353 | 2,762 | 2,480 |
| | | | | |
| Provision (benefit) for income taxes | 419 | 387 | 837 | 633 |
| Profit of consolidated companies | 1,001 | 966 | 1,925 | 1,847 |
| | | | | |
| Equity in profit (loss) of unconsolidated affiliated companies | 1 | (1) | 2 | — |
| | | | | |
| **Profit of consolidated and affiliated companies** | 1,002 | 965 | 1,927 | 1,847 |
| | | | | |
| Less: Profit (loss) attributable to noncontrolling interests | 3 | 5 | 6 | 7 |
| | | | | |
| **Profit** [1] | $ 999 | $ 960 | $ 1,921 | $ 1,840 |
| | | | | |
| **Profit per common share** | $ 1.60 | $ 1.48 | $ 3.06 | $ 2.82 |
| | | | | |
| **Profit per common share — diluted** [2] | $ 1.57 | $ 1.45 | $ 3.00 | $ 2.76 |
| | | | | |
| **Weighted-average common shares outstanding (millions)** | | | | |
| - Basic | 626.3 | 649.9 | 626.8 | 652.4 |
| - Diluted [2] | 638.3 | 662.7 | 639.3 | 666.6 |
| | | | | |
| **Cash dividends declared per common share** | $ 1.30 | $ 1.12 | $ 1.30 | $ 1.12 |

[1]  Profit attributable to common stockholders.
[2]  Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

**Caterpillar Inc**.
**Condensed Consolidated Statement of Financial Position**
**(Unaudited)**
**(Millions of dollars)**

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and short-term investments | $ 7,927 | $ 6,081 |
| Receivables - trade and other | 8,057 | 8,413 |
| Receivables - finance | 9,467 | 8,763 |
| Deferred and refundable income taxes | 1,463 | 1,553 |
| Prepaid expenses and other current assets | 1,307 | 900 |
| Inventories | 13,055 | 12,625 |
| Total current assets | 41,276 | 38,335 |
| | | |
| Property, plant and equipment — net | 16,690 | 17,075 |
| Long-term receivables - trade and other | 1,548 | 1,397 |
| Long-term receivables - finance | 15,118 | 14,926 |
| Investments in unconsolidated affiliated companies | 259 | 272 |
| Noncurrent deferred and refundable income taxes | 737 | 594 |
| Intangible assets | 3,398 | 3,596 |
| Goodwill | 6,969 | 6,956 |
| Other assets | 1,832 | 1,745 |
| **Total assets** | $ 87,827 | $ 84,896 |
| | | |
| **Liabilities** | | |
| Current liabilities: | | |
| Short-term borrowings: | | |
| — Machinery, Energy & Transportation | $ 20 | $ 16 |
| — Financial Products | 5,534 | 3,663 |
| Accounts payable | 6,860 | 6,560 |
| Accrued expenses | 3,473 | 3,493 |
| Accrued wages, salaries and employee benefits | 1,910 | 1,622 |
| Customer advances | 2,344 | 2,360 |
| Dividends payable | 439 | 382 |
| Other current liabilities | 1,779 | 1,849 |
| Long-term debt due within one year: | | |
| — Machinery, Energy & Transportation | 509 | 760 |
| — Financial Products | 6,873 | 6,592 |
| Total current liabilities | 29,741 | 27,297 |
| | | |
| Long-term debt due after one year: | | |
| — Machinery, Energy & Transportation | 9,495 | 7,999 |
| — Financial Products | 17,812 | 18,720 |
| Liability for postemployment benefits | 6,597 | 6,973 |
| Other liabilities | 3,259 | 3,029 |
| **Total liabilities** | 66,904 | 64,018 |
| | | |
| **Stockholders' equity** | | |
| Common stock | 4,890 | 4,709 |
| Treasury stock | (13,312) | (11,854) |
| Profit employed in the business | 32,961 | 31,854 |
| Accumulated other comprehensive income (loss) | (3,683) | (3,898) |
| Noncontrolling interests | 67 | 67 |
| **Total stockholders' equity** | 20,923 | 20,878 |
| **Total liabilities and stockholders' equity** | $ 87,827 | $ 84,896 |

**Caterpillar Inc.**
**Condensed Consolidated Statement of Cash Flow**
**(Unaudited)**
**(Millions of dollars)**

| | Six Months Ended June 30, | |
| --- | --- | --- |
| | 2014 | 2013 |
| **Cash flow from operating activities:** | | |
| Profit of consolidated and affiliated companies | $ 1,927 | $ 1,847 |
| Adjustments for non-cash items: | | |
| Depreciation and amortization | 1,570 | 1,484 |
| Other | 240 | 236 |
| Changes in assets and liabilities, net of acquisitions and divestitures: | | |
| Receivables — trade and other | 138 | 231 |
| Inventories | (439) | 1,364 |
| Accounts payable | 551 | 305 |
| Accrued expenses | 7 | (129) |
| Accrued wages, salaries and employee benefits | 283 | (580) |
| Customer advances | (14) | (95) |
| Other assets — net | (105) | (100) |
| Other liabilities — net | (24) | 30 |
| Net cash provided by (used for) operating activities | 4,134 | 4,593 |
| **Cash flow from investing activities:** | | |
| Capital expenditures — excluding equipment leased to others | (710) | (1,387) |
| Expenditures for equipment leased to others | (825) | (810) |
| Proceeds from disposals of leased assets and property, plant and equipment | 442 | 358 |
| Additions to finance receivables | (5,760) | (5,544) |
| Collections of finance receivables | 4,719 | 4,548 |
| Proceeds from sale of finance receivables | 104 | 89 |
| Investments and acquisitions (net of cash acquired) | (15) | (26) |
| Proceeds from sale of businesses and investments (net of cash sold) | 139 | 100 |
| Proceeds from sale of securities | 222 | 207 |
| Investments in securities | (673) | (267) |
| Other — net | (25) | (68) |
| Net cash provided by (used for) investing activities | (2,382) | (2,800) |
| **Cash flow from financing activities:** | | |
| Dividends paid | (757) | (342) |
| Distribution to noncontrolling interests | (7) | (8) |
| Contribution from noncontrolling interests | 2 | — |
| Common stock issued, including treasury shares reissued | 194 | 56 |
| Treasury shares purchased | (1,738) | (1,000) |
| Excess tax benefit from stock-based compensation | 131 | 62 |
| Proceeds from debt issued (original maturities greater than three months) | 6,951 | 5,186 |
| Payments on debt (original maturities greater than three months) | (6,344) | (6,303) |
| Short-term borrowings - net (original maturities three months or less) | 1,749 | 1,217 |
| Net cash provided by (used for) financing activities | 181 | (1,132) |
| Effect of exchange rate changes on cash | (87) | (41) |
| **Increase (decrease) in cash and short-term investments** | 1,846 | 620 |
| Cash and short-term investments at beginning of period | 6,081 | 5,490 |
| Cash and short-term investments at end of period | $ 7,927 | $ 6,110 |

*All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.*

23

**Caterpillar Inc.**
**Supplemental Data for Results of Operations**
**For the Three Months Ended June 30, 2014**
**(Unaudited)**
**(Millions of dollars)**

| | Consolidated | Machinery, Energy & Transportation [1] | Financial Products | Consolidating Adjustments |
|---|---|---|---|---|
| | | Supplemental Consolidating Data | | |
| **Sales and revenues:** | | | | |
| Sales of Machinery, Energy & Transportation | $ 13,391 | $ 13,391 | $ — | $ — |
| Revenues of Financial Products | 759 | — | 851 | (92)[2] |
| Total sales and revenues | 14,150 | 13,391 | 851 | (92) |
| | | | | |
| **Operating costs:** | | | | |
| Cost of goods sold | 10,197 | 10,197 | — | — |
| Selling, general and administrative expenses | 1,437 | 1,284 | 159 | (6)[3] |
| Research and development expenses | 516 | 516 | — | — |
| Interest expense of Financial Products | 153 | — | 155 | (2)[4] |
| Other operating (income) expenses | 372 | 77 | 305 | (10)[3] |
| Total operating costs | 12,675 | 12,074 | 619 | (18) |
| | | | | |
| **Operating profit** | 1,475 | 1,317 | 232 | (74) |
| | | | | |
| Interest expense excluding Financial Products | 120 | 131 | — | (11)[4] |
| Other income (expense) | 65 | (6) | 8 | 63[5] |
| | | | | |
| **Consolidated profit before taxes** | 1,420 | 1,180 | 240 | — |
| | | | | |
| Provision (benefit) for income taxes | 419 | 349 | 70 | — |
| Profit of consolidated companies | 1,001 | 831 | 170 | — |
| | | | | |
| Equity in profit (loss) of unconsolidated affiliated companies | 1 | 1 | — | — |
| Equity in profit of Financial Products' subsidiaries | — | 168 | — | (168)[6] |
| | | | | |
| **Profit of consolidated and affiliated companies** | 1,002 | 1,000 | 170 | (168) |
| | | | | |
| Less: Profit (loss) attributable to noncontrolling interests | 3 | 1 | 2 | — |
| | | | | |
| **Profit [7]** | $ 999 | $ 999 | $ 168 | $ (168) |

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

**Caterpillar Inc.**
**Supplemental Data for Results of Operations**
**For the Three Months Ended June 30, 2013**
**(Unaudited)**
**(Millions of dollars)**

| | Consolidated | | Supplemental Consolidating Data | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Machinery, Energy & Transportation [1] | | Financial Products | | Consolidating Adjustments | |
| **Sales and revenues:** | | | | | | | | |
| Sales of Machinery, Energy & Transportation | $ | 13,886 | $ | 13,886 | $ | — | $ | — |
| Revenues of Financial Products | | 735 | | — | | 823 | | (88)[2] |
| Total sales and revenues | | 14,621 | | 13,886 | | 823 | | (88) |
| | | | | | | | | |
| **Operating costs:** | | | | | | | | |
| Cost of goods sold | | 10,773 | | 10,773 | | — | | — |
| Selling, general and administrative expenses | | 1,421 | | 1,278 | | 150 | | (7)[3] |
| Research and development expenses | | 548 | | 548 | | — | | — |
| Interest expense of Financial Products | | 185 | | — | | 187 | | (2)[4] |
| Other operating (income) expenses | | 137 | | (100) | | 245 | | (8)[3] |
| Total operating costs | | 13,064 | | 12,499 | | 582 | | (17) |
| | | | | | | | | |
| **Operating profit** | | 1,557 | | 1,387 | | 241 | | (71) |
| | | | | | | | | |
| Interest expense excluding Financial Products | | 120 | | 130 | | — | | (10)[4] |
| Other income (expense) | | (84) | | (134) | | (11) | | 61[5] |
| | | | | | | | | |
| **Consolidated profit before taxes** | | 1,353 | | 1,123 | | 230 | | — |
| | | | | | | | | |
| Provision (benefit) for income taxes | | 387 | | 317 | | 70 | | — |
| Profit of consolidated companies | | 966 | | 806 | | 160 | | — |
| | | | | | | | | |
| Equity in profit (loss) of unconsolidated affiliated companies | | (1) | | (1) | | — | | — |
| Equity in profit of Financial Products' subsidiaries | | — | | 157 | | — | | (157)[6] |
| | | | | | | | | |
| **Profit of consolidated and affiliated companies** | | 965 | | 962 | | 160 | | (157) |
| | | | | | | | | |
| Less: Profit (loss) attributable to noncontrolling interests | | 5 | | 2 | | 3 | | — |
| | | | | | | | | |
| **Profit [7]** | $ | 960 | $ | 960 | $ | 157 | $ | (157) |

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

**Caterpillar Inc.**
**Supplemental Data for Results of Operations**
**For the Six Months Ended June 30, 2014**
**(Unaudited)**
**(Millions of dollars)**

| | Consolidated | Machinery, Energy & Transportation [1] | Financial Products | Consolidating Adjustments |
|---|---|---|---|---|
| | | **Supplemental Consolidating Data** | | |
| **Sales and revenues:** | | | | |
| Sales of Machinery, Energy & Transportation | $ 25,884 | $ 25,884 | $ — | $ — |
| Revenues of Financial Products | 1,507 | — | 1,682 | (175)[2] |
| Total sales and revenues | 27,391 | 25,884 | 1,682 | (175) |
| | | | | |
| **Operating costs:** | | | | |
| Cost of goods sold | 19,634 | 19,634 | — | — |
| Selling, general and administrative expenses | 2,729 | 2,439 | 305 | (15)[3] |
| Research and development expenses | 1,024 | 1,024 | — | — |
| Interest expense of Financial Products | 313 | — | 317 | (4)[4] |
| Other operating (income) expenses | 818 | 231 | 603 | (16)[3] |
| Total operating costs | 24,518 | 23,328 | 1,225 | (35) |
| | | | | |
| **Operating profit** | 2,873 | 2,556 | 457 | (140) |
| | | | | |
| Interest expense excluding Financial Products | 230 | 251 | — | (21)[4] |
| Other income (expense) | 119 | (23) | 23 | 119[5] |
| | | | | |
| **Consolidated profit before taxes** | 2,762 | 2,282 | 480 | — |
| | | | | |
| Provision (benefit) for income taxes | 837 | 699 | 138 | — |
| Profit of consolidated companies | 1,925 | 1,583 | 342 | — |
| | | | | |
| Equity in profit (loss) of unconsolidated affiliated companies | 2 | 2 | — | — |
| Equity in profit of Financial Products' subsidiaries | — | 337 | — | (337)[6] |
| | | | | |
| **Profit of consolidated and affiliated companies** | 1,927 | 1,922 | 342 | (337) |
| | | | | |
| Less: Profit (loss) attributable to noncontrolling interests | 6 | 1 | 5 | — |
| | | | | |
| **Profit [7]** | $ 1,921 | $ 1,921 | $ 337 | $ (337) |

---

[1]  Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]  Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3]  Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4]  Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5]  Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6]  Elimination of Financial Products' profit due to equity method of accounting.
[7]  Profit attributable to common stockholders.

**Caterpillar Inc.**
**Supplemental Data for Results of Operations**
**For the Six Months Ended June 30, 2013**
**(Unaudited)**
**(Millions of dollars)**

| | Consolidated | Supplemental Consolidating Data | | |
| | | Machinery, Energy & Transportation [1] | Financial Products | Consolidating Adjustments |
|---|---|---|---|---|
| **Sales and revenues:** | | | | |
| Sales of Machinery, Energy & Transportation | $ 26,370 | $ 26,370 | $ — | $ — |
| Revenues of Financial Products | 1,461 | — | 1,637 | (176)[2] |
| Total sales and revenues | 27,831 | 26,370 | 1,637 | (176) |
| | | | | |
| **Operating costs:** | | | | |
| Cost of goods sold | 20,412 | 20,412 | — | — |
| Selling, general and administrative expenses | 2,811 | 2,553 | 279 | (21)[3] |
| Research and development expenses | 1,110 | 1,110 | — | — |
| Interest expense of Financial Products | 374 | — | 378 | (4)[4] |
| Other operating (income) expenses | 349 | (95) | 457 | (13)[3] |
| Total operating costs | 25,056 | 23,980 | 1,114 | (38) |
| | | | | |
| **Operating profit** | 2,775 | 2,390 | 523 | (138) |
| | | | | |
| Interest expense excluding Financial Products | 240 | 261 | — | (21)[4] |
| Other income (expense) | (55) | (169) | (3) | 117[5] |
| | | | | |
| **Consolidated profit before taxes** | 2,480 | 1,960 | 520 | — |
| | | | | |
| Provision (benefit) for income taxes | 633 | 485 | 148 | — |
| Profit of consolidated companies | 1,847 | 1,475 | 372 | — |
| | | | | |
| Equity in profit (loss) of unconsolidated affiliated companies | — | — | — | — |
| Equity in profit of Financial Products' subsidiaries | — | 366 | — | (366)[6] |
| | | | | |
| **Profit of consolidated and affiliated companies** | 1,847 | 1,841 | 372 | (366) |
| | | | | |
| Less: Profit (loss) attributable to noncontrolling interests | 7 | 1 | 6 | — |
| | | | | |
| **Profit [7]** | $ 1,840 | $ 1,840 | $ 366 | $ (366) |

[1]  Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]  Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3]  Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4]  Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5]  Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6]  Elimination of Financial Products' profit due to equity method of accounting.
[7]  Profit attributable to common stockholders.

**Caterpillar Inc.**
**Supplemental Data for Cash Flow**
**For the Six Months Ended June 30, 2014**
**(Unaudited)**
**(Millions of dollars)**

| | Consolidated | Supplemental Consolidating Data | | |
| | | Machinery, Energy & Transportation [1] | Financial Products | Consolidating Adjustments |
|---|---|---|---|---|
| **Cash flow from operating activities:** | | | | |
| Profit of consolidated and affiliated companies | $ 1,927 | $ 1,922 | $ 342 | $ (337)[2] |
| Adjustments for non-cash items: | | | | |
| Depreciation and amortization | 1,570 | 1,122 | 448 | — |
| Undistributed profit of Financial Products | — | (87) | — | 87[3] |
| Other | 240 | 199 | (60) | 101[4] |
| Changes in assets and liabilities, net of acquisitions and divestitures: | | | | |
| Receivables - trade and other | 138 | 594 | 35 | (491)[4,5] |
| Inventories | (439) | (431) | — | (8)[4] |
| Accounts payable | 551 | 544 | (69) | 76[4] |
| Accrued expenses | 7 | 81 | (74) | — |
| Accrued wages, salaries and employee benefits | 283 | 286 | (3) | — |
| Customer advances | (14) | (14) | — | — |
| Other assets - net | (105) | (40) | (15) | (50)[4] |
| Other liabilities - net | (24) | (234) | 159 | 51[4] |
| Net cash provided by (used for) operating activities | 4,134 | 3,942 | 763 | (571) |
| **Cash flow from investing activities:** | | | | |
| Capital expenditures - excluding equipment leased to others | (710) | (707) | (3) | — |
| Expenditures for equipment leased to others | (825) | (31) | (828) | 34[4] |
| Proceeds from disposals of leased assets and property, plant and equipment | 442 | 48 | 398 | (4)[4] |
| Additions to finance receivables | (5,760) | — | (7,223) | 1,463[5,8] |
| Collections of finance receivables | 4,719 | — | 5,994 | (1,275)[5] |
| Net intercompany purchased receivables | — | — | (109) | 109[5] |
| Proceeds from sale of finance receivables | 104 | — | 107 | (3)[5] |
| Net intercompany borrowings | — | — | 1 | (1)[6] |
| Investments and acquisitions (net of cash acquired) | (15) | (15) | — | — |
| Proceeds from sale of businesses and investments (net of cash sold) | 139 | 142 | — | (3)[8] |
| Proceeds from sale of securities | 222 | 12 | 210 | — |
| Investments in securities | (673) | (417) | (256) | — |
| Other - net | (25) | 28 | (53) | — |
| Net cash provided by (used for) investing activities | (2,382) | (940) | (1,762) | 320 |
| **Cash flow from financing activities:** | | | | |
| Dividends paid | (757) | (757) | (250) | 250[7] |
| Distribution to noncontrolling interests | (7) | (7) | — | — |
| Contribution from noncontrolling interests | 2 | 2 | — | — |
| Common stock issued, including treasury shares reissued | 194 | 194 | — | — |
| Treasury shares purchased | (1,738) | (1,738) | — | — |
| Excess tax benefit from stock-based compensation | 131 | 131 | — | — |
| Net intercompany borrowings | — | (1) | — | 1[6] |
| Proceeds from debt issued (original maturities greater than three months) | 6,951 | 1,990 | 4,961 | — |
| Payments on debt (original maturities greater than three months) | (6,344) | (770) | (5,574) | — |
| Short-term borrowings - net (original maturities three months or less) | 1,749 | 9 | 1,740 | — |
| Net cash provided by (used for) financing activities | 181 | (947) | 877 | 251 |
| Effect of exchange rate changes on cash | (87) | (37) | (50) | — |
| **Increase (decrease) in cash and short-term investments** | 1,846 | 2,018 | (172) | — |
| Cash and short-term investments at beginning of period | 6,081 | 4,597 | 1,484 | — |
| Cash and short-term investments at end of period | $ 7,927 | $ 6,615 | $ 1,312 | $ — |

[1]  Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]  Elimination of Financial Products' profit after tax due to equity method of accounting.
[3]  Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
[4]  Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5]  Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6]  Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
[7]  Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
[8]  Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of portions of the Bucyrus distribution business to Cat dealers.

**Caterpillar Inc.**
**Supplemental Data for Cash Flow**
**For the Six Months Ended June 30, 2013**
**(Unaudited)**
**(Millions of dollars)**

| | Consolidated | Machinery, Energy & Transportation [1] | Financial Products | Consolidating Adjustments |
|---|---|---|---|---|
| | | **Supplemental Consolidating Data** | | |
| **Cash flow from operating activities:** | | | | |
| Profit of consolidated and affiliated companies | $ 1,847 | $ 1,841 | $ 372 | $ (366)[2] |
| Adjustments for non-cash items: | | | | |
| Depreciation and amortization | 1,484 | 1,104 | 380 | — |
| Undistributed profit of Financial Products | — | (266) | — | 266[3] |
| Other | 236 | 140 | (41) | 137[4] |
| Changes in assets and liabilities, net of acquisitions and divestitures: | | | | |
| Receivables - trade and other | 231 | 435 | 5 | (209)[4,5] |
| Inventories | 1,364 | 1,368 | — | (4)[4] |
| Accounts payable | 305 | 287 | (44) | 62[4] |
| Accrued expenses | (129) | (47) | (82) | — |
| Accrued wages, salaries and employee benefits | (580) | (569) | (11) | — |
| Customer advances | (95) | (95) | — | — |
| Other assets - net | (100) | (71) | (2) | (27)[4] |
| Other liabilities - net | 30 | 11 | (8) | 27[4] |
| Net cash provided by (used for) operating activities | 4,593 | 4,138 | 569 | (114) |
| **Cash flow from investing activities:** | | | | |
| Capital expenditures - excluding equipment leased to others | (1,387) | (1,379) | (8) | — |
| Expenditures for equipment leased to others | (810) | (34) | (811) | 35[4] |
| Proceeds from disposals of leased assets and property, plant and equipment | 358 | 47 | 324 | (13)[4] |
| Additions to finance receivables | (5,544) | — | (6,917) | 1,373[5,8] |
| Collections of finance receivables | 4,548 | — | 5,966 | (1,418)[5] |
| Net intercompany purchased receivables | — | — | (63) | 63[5] |
| Proceeds from sale of finance receivables | 89 | — | 90 | (1)[5] |
| Net intercompany borrowings | — | — | 35 | (35)[6] |
| Investments and acquisitions (net of cash acquired) | (26) | (26) | — | — |
| Proceeds from sale of businesses and investments (net of cash sold) | 100 | 125 | — | (25)[8] |
| Proceeds from sale of securities | 207 | 14 | 193 | — |
| Investments in securities | (267) | (11) | (256) | — |
| Other - net | (68) | (38) | (30) | — |
| Net cash provided by (used for) investing activities | (2,800) | (1,302) | (1,477) | (21) |
| **Cash flow from financing activities:** | | | | |
| Dividends paid | (342) | (342) | (100) | 100[7] |
| Distribution to noncontrolling interests | (8) | (8) | — | — |
| Common stock issued, including treasury shares reissued | 56 | 56 | — | — |
| Treasury shares purchased | (1,000) | (1,000) | — | — |
| Excess tax benefit from stock-based compensation | 62 | 62 | — | — |
| Net intercompany borrowings | — | (35) | — | 35[6] |
| Proceeds from debt issued (original maturities greater than three months) | 5,186 | 119 | 5,067 | — |
| Payments on debt (original maturities greater than three months) | (6,303) | (1,003) | (5,300) | — |
| Short-term borrowings - net (original maturities three months or less) | 1,217 | 1 | 1,216 | — |
| Net cash provided by (used for) financing activities | (1,132) | (2,150) | 883 | 135 |
| Effect of exchange rate changes on cash | (41) | (18) | (23) | — |
| **Increase (decrease) in cash and short-term investments** | 620 | 668 | (48) | — |
| Cash and short-term investments at beginning of period | 5,490 | 3,306 | 2,184 | — |
| Cash and short-term investments at end of period | $ 6,110 | $ 3,974 | $ 2,136 | $ — |

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of non-cash adjustments for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
[8] Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of portions of the Bucyrus distribution business to Cat dealers.

#